Exhibit 4.7

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary is not intended to be a complete summary of the rights and preferences of the securities of Airspan Networks Holdings Inc. (the “Company”, “we” or “our”) described below. Such summary is subject to and qualified in its entirety by reference to our Certificate of Incorporation, our Bylaws, the Warrant Agreement, dated October 29, 2020, by and between New Beginnings and Continental Stock Transfer & Trust Company, as warrant agent, the Warrant Agreement, dated August 13, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, the Common Stock Warrants and the Post-Combination Warrants, each of which is included as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. Capitalized terms used but not defined in this summary have the meanings set forth in the Annual Report on Form 10-K of which this exhibit is a part.

Authorized Common Stock

The Certificate of Incorporation authorizes the issuance of 250,000,000 shares of Common Stock, $0.0001 par value per share.

Voting Power

Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of our Common Stock possess all voting power for the election of our directors and all other matters submitted to a vote of our stockholders. Holders of our Common Stock have one vote in respect of each share of stock held by such holder on matters to be voted on by stockholders. Except as otherwise required by law, holders of our Common Stock, as such, are not entitled to vote on any amendment to the Certificate of Incorporation (including any preferred stock designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of our preferred stock if the holders of such affected series of our preferred stock are entitled to vote on such amendment pursuant to the Certificate of Incorporation (including any preferred stock designation) or pursuant to the DGCL.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of our preferred stock, holders of our Common Stock are entitled to receive dividends when, as and if declared by the Board, payable either in cash, in property or in shares of capital stock.

Liquidation, Dissolution and Winding Up

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any holders of our preferred stock having liquidation preferences, if any, our remaining assets of whatever kind available for distribution will be distributed to the holders of our Common Stock ratably in proportion to the number of shares of our Common Stock held by them and to the holders of any outstanding series of our preferred stock entitled thereto. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of capital stock, securities or other consideration) of all or substantially all of our assets or a merger involving us and one or more other entities (whether or not we are the entity surviving such merger) will not be deemed to be us dissolving, liquidating or winding up our affairs.

Preemptive or Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of our Common Stock have no preemptive rights and there are no conversion, sinking fund or redemption rights, or rights to subscribe for any of our securities. The rights, powers, preferences and privileges of holders of our Common Stock are subject to those of the holders of any shares of our preferred stock that the Board may authorize and issue in the future.

Election of Directors

The Board is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Common Stock Warrants

Each whole Common Stock Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on September 12, 2021. The Common Stock Warrants will expire on the fifth anniversary of the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Common Stock Warrants will not be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Common Stock Warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, holders of Public Warrants may, during any period when we have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis. In the event of such a cashless exercise, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” for this purpose means the average reported last sale price of the shares of Common Stock for the ten trading days ending on the trading day prior to the date of exercise.

We may call the Common Stock Warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant, (i) upon not less than 30 days’ prior written notice of redemption to each holder of Common Stock Warrants, (ii) if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to holders of Common Stock Warrants, and (iii) if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants.

The right to exercise will be forfeited unless the Common Stock Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Common Stock Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

If we call the Common Stock Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Common Stock Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Common Stock Warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” for this purpose means the average reported last sale price of the shares of Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Common Stock Warrants. The exercise price and number of shares of Common Stock issuable on exercise of the Common Stock Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Common Stock Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

No fractional shares will be issued upon exercise of the Common Stock Warrants. If, upon exercise of the Common Stock Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

Post-Combination Warrants

Each whole Post-Combination $12.50 Warrant entitles the registered holder to purchase one share of Common Stock at a price of $12.50 per share, each whole Post-Combination $15.00 Warrant entitles the registered holder to purchase one share of Common Stock at a price of $15.00 per share and each whole Post-Combination $17.50 Warrant entitles the registered holder to purchase one share of Common Stock at a price of $17.50 per share, in each case, subject to adjustment as discussed below. The Post-Combination Warrants may only be exercised during the period commencing on the Closing and terminating on the earlier of (i) August 13, 2023 and (ii) the redemption date, as further described below, for a price of $12.50 per Post-Combination $12.50 Warrant, $15.00 per Post-Combination $15.00 Warrants and $17.50 per Post-Combination $17.50 Warrant.

We, at our option, may redeem all, but not less than all, of our Post-Combination $12.50 Warrants, at the price of $0.01 per Post-Combination $12.50 Warrant if the last sales price of our Common Stock reported has been at least $12.50 per share, subject to adjustment per the terms of the Post-Combination $12.50 Warrant, on each of 20 trading days within the 30 trading day period commencing once the Post-Combination  $12.50 Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given. We may, at our option, redeem all, but not less than all, of our Post-Combination $15.00 Warrants, at the price of $0.01 per Post-Combination $15.00 Warrant if the last sales price of our Common Stock reported has been at least $15.00 per share, subject to adjustment per the terms of the Post-Combination $15.00 Warrant, on each of 20 trading days within the 30 trading day period commencing once the Post-Combination $15.00 Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given. We may, at our option, redeem all, but not less than all, of the Post-Combination $17.50 Warrants, at the price of $0.01 per Post-Combination $17.50 Warrant if the last sales price of our Common Stock reported has been at least $17.50 per share, subject to adjustment per the terms of the Post-Combination $17.50 Warrant, on each of 20 trading days within the 30 trading day period commencing once the Post-Combination $17.50 Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given. We must mail a notice of redemption to the holders of our Post-Combination Warrants being redeemed not less than 30 days prior to the redemption date. We may only exercise our option to redeem our Post-Combination Warrants if there is an effective registration statement covering the shares of our Common Stock issuable upon exercise of the Post-Combination Warrants, and a current prospectus relating thereto, during the 30-day redemption period. The Post-Combination Warrants may be exercised for cash, or on a cashless basis, at any time after the notice of redemption has been given by us prior to the redemption date.

The exercise price and number of shares of our Common Stock issuable on exercise of the Post-Combination Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. No fractional shares will be issued upon exercise of the Post-Combination Warrants.

Dividends

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our Board.

Listing of Securities

Our Common Stock, our Public Warrants, our Post-Combination $12.50 Warrants, our Post-Combination $15.00 Warrants and our Post-Combination $17.50 Warrants are currently listed on the NYSE American under the symbols “MIMO”, “MIMO WS”, “MIMO WSA”, “MIMO WSB” and “MIMO WSC”, respectively.

Transfer Agent, Registrar and Warrant Agent

The transfer agent and registrar for our Common Stock and the warrant agent for our Common Stock Warrants and Post-Combination Warrants is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law

Classified Board of Directors

The Certificate of Incorporation provides that the Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Board is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE American. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of our authorized but unissued and unreserved Common Stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Special Meetings of Stockholders

The Certificate of Incorporation provides that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of our capital stock is not able to amend our Bylaws or remove directors without holding a meeting of stockholders called in accordance with our Bylaws. This restriction does not apply to actions taken by the holders of any series of our preferred stock to the extent expressly provided in the applicable preferred stock designation. Further, the Certificate of Incorporation provides that, subject to any special rights of the holders of our preferred stock, only the Board, the chairperson of the Board or our chief executive officer may call special meetings of stockholders, thus prohibiting a holder of our Common Stock from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting, except in the case of a special meeting to nominate candidates for election as directors, timely notice will mean not earlier than 120 days prior to the special meeting and not later than the later of 90 days prior to the special meeting or the 10th day following the day on which we first make public disclosure of the date of the special meeting. In the event that no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which we first make public disclosure of the date of such annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which we first make public disclosure of the date of such annual meeting. Our Bylaws will also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors.

Amendment of Certificate of Incorporation or Bylaws

Our Bylaws may be amended or repealed by the Board or by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of our capital stock entitled to vote in the election of directors, voting as one class. The affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate of Incorporation.

Board Vacancies

Any vacancy on the Board may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to any special rights of the holders of our preferred stock. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. Except as otherwise provided by law, the Stockholders Agreement or our Bylaws, in the event of a vacancy in the Board, the remaining directors may exercise the powers of the full Board until the vacancy is filled.

Exclusive Forum Selection

The Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action brought by on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders or to our stockholders, (iii) any action arising under the Certificate of Incorporation, our Bylaws or the DGCL or (iv) any action asserting a claim against us governed by the internal affairs doctrine. In addition, the Certificate of Incorporation designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the exclusive forum provisions in the Certificate of Incorporation.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Certificate of Incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification of Directors and Officers

The Certificate of Incorporation provides that ours directors and officers will be indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.

The Certificate of Incorporation also permits us to purchase and maintain insurance on behalf of any officer, director, employee or agent of us for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.